06005962

AB 3/23/06

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 2 8 2006

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strategic Point Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 West Exchange Street, Suite 300
(No. and Street)

Providence (City) RI (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David F. Brochu 401-273-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
(Name – *if individual, state last, first, middle name*)

10 Weybosset Street, Suite 700 (Address) Providence (City) RI (State) 02903 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 17 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Copyright 2006 Forms in Word (www.formsinword.com). For individual use only.

OATH OR AFFIRMATION

I, David F. Brochu, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to Strategic Point Securities, LLC as of and for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_______________________ Signature

PRESIDENT
Title

2/23/06
Date

Subscribed and sworn to before me this
23rd day of Feb, 2006

Andrea R Silva
Notary Public

Commission expires 6/15/2009

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Members' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l) An Oath or Affirmation
( ) (m) A Copy of the SIPC Supplemental Report
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) (o) Independent Auditors' Report on Internal Control

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF PROGRESSIVE FINANCIAL STRATEGIES, LLC)

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial statements:	
Statement of financial condition	2
Statement of income	3
Statement of changes in member's equity	4
Statement of cash flows	5
Notes to financial statements	6-8
Supplemental schedule:	
Schedule I: Computation of net capital under rule 15c3-1	9
Independent Auditors' Report on Internal Control	10-11

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Principals
Jerome L. Lefkowitz, CPA
Stephen M. Garfinkel, CPA
Frank J. Champi, CPA
Richard J. DeRienzo, CPA
Jerrold N. Dorfman, CPA, PFS
Peter Mezei, CPA
Stephen W. Geremia, CPA
Susan R. Johnson, CPA
Michael E. Criscione, CPA
John E. Finnerty, Jr., CPA

Independent Auditors' Report

Member
Strategic Point Securities, LLC
(a Limited Liability Company)
Providence, Rhode Island

We have audited the accompanying statement of financial condition of Strategic Point Securities, LLC (a Limited Liability Company) (a wholly-owned subsidiary of Progressive Financial Strategies, LLC) as of December 31, 2005, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Point Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.

Providence, Rhode Island
February 13, 2006

10 Weybosset Street ▪ Suite 700 ▪ Providence, Rhode Island 02903 ▪ Tel (401) 421-4800 ▪ 1-800-927-LGCD ▪ Fax (401)421-0643

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF PROGRESSIVE FINANCIAL STRATEGIES, LLC)

STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	82,434
Deposit with clearing broker-dealer		25,000
Receivable from clearing broker-dealer		19,300
Prepaid expenses		12,182
	$	138,916

LIABILITIES AND MEMBER'S EQUITY

Liabilities, accounts payable	$	3,081
Member's equity		135,835
	$	138,916

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF PROGRESSIVE FINANCIAL STRATEGIES, LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions	$ 401,351
Other income, principally interest income	10,756
	412,107
Expenses:	
Employee compensation and benefits	121,891
Clearing broker charges	35,841
Overhead charges	21,741
Administrative charges	25,882
Interest	3,575
Professional fees	35,529
Other operating expenses	12,978
	257,437
Net income	$ 154,670

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF PROGRESSIVE FINANCIAL STRATEGIES, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$ 480,237
Net income	154,670
Distributions	(499,072)
Balance, December 31, 2005	$ 135,835

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF PROGRESSIVE FINANCIAL STRATEGIES, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 154,670
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in:	
Receivable from clearing broker-dealer	(19,300)
Accounts payable	83
Decrease in prepaid expenses	17,401
Net cash provided by operating activities	152,854
Cash flows from investing activities, decrease in due from subsidiary of Member	32,020
Cash flows from financing activities:	
Distributions to Member	(499,072)
Decrease in due to Member	(38,294)
Cash used in financing activities	(537,366)
Net decrease in cash	(352,492)
Cash and cash equivalents, beginning of year	434,926
Cash and cash equivalents, end of year	$ 82,434

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF PROGRESSIVE FINANCIAL STRATEGIES, LLC)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

1. Organization and summary of significant accounting policies:

Strategic Point Securities, LLC (the Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of Progressive Financial Strategies, LLC (the Member). The Company provides brokerage services to customers of certain subsidiaries of the Member operating as investment advisory companies registered with the SEC and various state securities and other agencies providing financial advisory services to affluent and emerging affluent individuals, employee benefit plans, and corporate and nonprofit entities, located principally in Rhode Island.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In the normal course of business, the Company's customer activities involve the execution and settlement by the clearing broker-dealer of various customer securities transactions. The activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

During January 2006, the Member organized and became the sole member of Strategic Point Holdings, LLC (Holdings). Effective January 23, 2006, the Member contributed its membership interest in the Company to Holdings. Concurrently, the Member sold a portion, and contributed the remainder, of its membership interest in Holdings to an unrelated party.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had $54,894 in cash equivalents at December 31, 2005.

Securities transactions:

The Company buys and sells securities for customers of certain subsidiaries of the Member by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since members of the Member will include the Company's income or loss, whether or not distributed, in their income tax returns.

Liability and rights of the Member:

The Member is not:

(i) personally liability for debts, obligations or liabilities of the Company;

(ii) obligated to cure any deficit account;

(iii) required to return all or any portion of any capital contribution; or

(iv) required to lend funds to the Company.

2. Related party transactions:

The Company has entered into an expense-sharing agreement with its Member under which the Company is required to reimburse the Member for its allocable share of expenses as determined by the Member. For the year ended December 31, 2005, the Member allocated approximately $72,000 of expenses to the Company. Amounts allocated by the Member and charged to the Company have been classified in the accompanying statement of income based on their natural classification.

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $102,362, which was $52,362 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF PROGRESSIVE FINANCIAL STRATEGIES, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

Net capital:	
Total member's equity and total qualified for net capital	$ 135,835
Deductions and/or charges:	
Non-allowable assets:	
Receivable from clearing broker/dealer	19,300
Prepaid expenses	12,182
Net capital before haircuts on securities positions (tentative net capital)	104,353
Haircuts on securities	1,991
Net capital	$ 102,362
Aggregate indebtedness:	
Accounts payable	$ 3,081
Total aggregate indebtedness	$ 3,081
Minimum net capital required (greater of $50,000 or 6.66% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 52,362
Excess net capital at 1,000%	$ 102,054
Ratio, aggregate indebtedness to net capital	.03 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 101,973
Adjust haircuts on securities	389
Net capital per above	$ 102,362

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Principals
Jerome L. Lefkowitz, CPA
Stephen M. Garfinkel, CPA
Frank J. Champi, CPA
Richard J. DeRienzo, CPA
Jerrold N. Dorfman, CPA, PFS
Peter Mezei, CPA
Stephen W. Geremia, CPA
Susan R. Johnson, CPA
Michael E. Criscione, CPA
John E. Finnerty, Jr., CPA

Independent Auditors' Report on Internal Control

Board of Directors
Strategic Point Securities, LLC
(a Limited Liability Company)
Providence, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedule of Strategic Point Securities, LLC (a Limited Liability Company) (the Company) (a wholly-owned subsidiary of Progressive Financial Strategies, LLC) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10 Weybosset Street ▪ Suite 700 ▪ Providence, Rhode Island 02903 ▪ Tel (401) 421-4800 ▪ 1-800-927-LGCD ▪ Fax (401)421-0643

Independent Auditors' Report on Internal Control (Continued)

Board of Directors
Strategic Point Securities, LLC
(a Limited Liability Company)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature] P.C.

Providence, Rhode Island
February 13, 2006